EXHIBIT 16.1

                   LETTER FROM KPMG LLP, CHARTERED ACCOUNTANTS

March 23, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Moving Bytes Inc. and, under the date of March 19, 2004, we reported on the consolidated financial statements of Moving Bytes Inc. as of and for the years ended December 31, 2003 and 2002. On March 15, 2005, our appointment as principal accountants was terminated. We have read Moving Bytes Inc.'s statements included under Item 4.01 of its Form 8-K/A dated March 23, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with Moving Bytes Inc.'s statement that the change was recommended and approved by the board of directors and we are not in a position to agree or disagree with Moving Bytes Inc.'s stated reason for changing principal accountants.

Very truly yours,


/s/ KPMG
Chartered Accountants
Vancouver, Canada